EXHIBIT 99.1

Brookfield Business Partners Reports Second Quarter 2024 Results

BROOKFIELD, NEWS, Aug. 02, 2024 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) announced today financial results for the quarter ended June 30, 2024.

“Our business fundamentals remain sound and we are pleased with the performance of many of our larger operations,” said Anuj Ranjan, CEO of Brookfield Business Partners. “Financial results were strong but impacted by a couple of one-time events this quarter. We continue to build value across our operations which will drive earnings as these one-time items pass. Our strong access to capital differentiates our franchise and enabled us to refinance a significant amount of debt at attractive rates during the quarter. We also continue to progress our capital recycling initiatives.”

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions (except per unit amounts), unaudited	2024	2023	2024	2023
Net income (loss) attributable to Unitholders[1]	$(20)	$(48)	$28	$26
Net income (loss) per limited partnership unit[2]	$(0.10)	$(0.22)	$0.13	$0.12

Adjusted EBITDA[3]	$524	$606	$1,068	$1,228

Net loss attributable to Unitholders for the three months ended June 30, 2024 was $20 million ($0.10 loss per limited partnership unit) compared to net loss of $48 million ($0.22 loss per limited partnership unit) in the prior period.

Adjusted EBITDA for the three months ended June 30, 2024 was $524 million compared to $606 million in the prior period. Prior period results included contribution from our nuclear technology services operation which was sold in November 2023.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2024	2023	2024	2023
Industrials	$213	$196	$441	$415
Business Services	182	223	387	435
Infrastructure Services	157	216	300	441
Corporate and Other	(28)	(29)	(60)	(63)
Adjusted EBITDA	$524	$606	$1,068	$1,228

Our Industrials segment generated Adjusted EBITDA of $213 million for the three months ended June 30, 2024, compared to $196 million during the same period in 2023. Strong performance at our advanced energy storage operation was partially offset by reduced contribution from engineered components manufacturing due to the impact of lower volumes.

Our Business Services segment generated Adjusted EBITDA of $182 million for the three months ended June 30, 2024, compared to $223 million during the same period in 2023. Current period results included the impact of costs incurred and one-time billing credits provided to customers related to the disruption of operations during a cybersecurity incident at our dealer software and technology services operation. Increased contribution from our residential mortgage insurer was offset by reduced contribution from our construction operation given the impact of additional costs related to a project nearing completion.

Our Infrastructure Services segment generated Adjusted EBITDA of $157 million for the three months ended June 30, 2024, compared to $216 million during the same period in 2023 which included $60 million of contribution from our nuclear technology services operation that was sold in November 2023. Current period results benefited from increased contribution from offshore oil services.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2024	2023	2024	2023
Adjusted EFO
Industrials	$206	$63	$386	$225
Business Services	86	119	254	332
Infrastructure Services	76	88	148	174
Corporate and Other	(79)	(85)	(168)	(165)

Adjusted EFO for the three months ended June 30, 2024 reflected increased contribution from our Industrials segment partially offset by reduced contribution from our Business Services segment primarily due to our dealer software and technology services operation and construction operation. Infrastructure Services Adjusted EFO reflected the disposition of our nuclear technology services operation which was sold last year. Adjusted EFO in the current period included a $70 million reduction in net interest expense and $103 million of net gains related to the disposition of our Canadian aggregates production operation and sale of public securities in our Industrials segment.

Strategic Initiatives

  Aggregates Production Operation
  In June, we completed the sale of our Canadian aggregates production operation for total consideration of approximately $140 million of which BBU’s share was $131 million, representing an approximate 2.6x multiple on our investment and an IRR of approximately 14%.
  Refinancings
  We recently completed five significant debt refinancings during and subsequent to quarter end:

    In May, CDK Global, our dealer software and technology services operation, repriced a $3.6 billion USD term loan at SOFR+3.25%, reducing the spread on the debt from SOFR+4.00%.

    In June, Scientific Games, our lottery services operation, repriced a $2.1 billion USD term loan at SOFR+3.00%, reducing the spread on the debt from SOFR+3.25%.

    Also in June, Modulaire, our modular building leasing services operation, repriced a $1.9 billion EUR term loan at EURIBOR+4.18%, reducing the spread on the debt from EURIBOR+4.43%.

    In July, Clarios, our advanced energy storage operation, repriced a $2.7 billion USD term loan at SOFR+2.50% from SOFR+3.00%.

    Also in July, Clarios, our advanced energy storage operation, refinanced a $1.2 billion EUR term loan at EURIBOR+3.00% from EURIBOR+3.25% and extended the maturity by five years.
  Unit Repurchase Program
  During and subsequent to the quarter end, Brookfield Corporation, the parent company of Brookfield Business Partners, purchased 252,6355 units of Brookfield Business Partners L.P. As an affiliate, Brookfield Corporation’s unit purchases were completed under our normal course issuer bid (NCIB).

Liquidity

We ended the quarter with approximately $1.6 billion of liquidity at the corporate level including $91 million of cash and liquid securities, $25 million of remaining preferred equity commitment from Brookfield Corporation and approximately $1.5 billion of availability on our corporate credit facilities.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 27, 2024 to unitholders of record as at the close of business on August 30, 2024.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited interim consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and six months ended June 30, 2024 which were 74.3 million and 74.3 million, respectively (June 30, 2023: 74.6 million and 74.6 million, respectively).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included in this release.
  Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.
  Inclusive of all limited partnership units purchased under our NCIB during the three months ended June 30, 2024 and up to market close on July 31, 2024.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $925 billion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ second quarter 2024 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on August 2, 2024 at 10:00 a.m. Eastern Time at BBU2024Q2Webcast or participants can preregister at BBU2024Q2ConferenceCall. Upon registering, participants will be emailed a dial-in number, direct passcode, and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position
	As at
US$ millions, unaudited	June 30, 2024		December 31, 2023

Assets
Cash and cash equivalents		$2,959		$3,252
Financial assets		13,822		13,176
Accounts and other receivable, net		6,607		6,563
Inventory and other assets		5,627		5,321
Property, plant and equipment		15,430		15,724
Deferred income tax assets		1,388		1,220
Intangible assets		19,674		20,846
Equity accounted investments		2,104		2,154
Goodwill		13,910		14,129
Total Assets		$81,521		$82,385

Liabilities and Equity
Liabilities
Corporate borrowings		$1,882		$1,440
Accounts payable and other		18,216		18,378
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		40,240		40,809
Deferred income tax liabilities		2,979		3,226

Equity
Limited partners	$1,868		$1,909
Non-controlling interests attributable to:
Redemption-exchange units	1,752		1,792
Special limited partner	—		—
BBUC exchangeable shares	1,834		1,875
Preferred securities	740		740
Interest of others in operating subsidiaries	12,010		12,216
		18,204		18,532
Total Liabilities and Equity		$81,521		$82,385

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Revenues	$11,946	$13,506	$23,961	$27,264
Direct operating costs	(10,928)	(12,330)	(21,806)	(24,796)
General and administrative expenses	(307)	(398)	(624)	(799)
Interest income (expense), net	(778)	(932)	(1,574)	(1,797)
Equity accounted income (loss)	31	28	54	53
Impairment reversal (expense), net	—	(7)	10	(7)
Gain (loss) on acquisitions/dispositions, net	84	87	99	168
Other income (expense), net	(100)	138	16	267
Income (loss) before income tax	(52)	92	136	353
Income tax (expense) recovery
Current	(122)	(267)	(212)	(393)
Deferred	239	216	344	284
Net income (loss)	$65	$41	$268	$244
Attributable to:
Limited partners	$(7)	$(16)	$10	$9
Non-controlling interests attributable to:
Redemption-exchange units	(6)	(16)	9	8
Special limited partner	—	—	—	—
BBUC exchangeable shares	(7)	(16)	9	9
Preferred securities	13	22	26	44
Interest of others in operating subsidiaries	72	67	214	174

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Three Months Ended June 30, 2024
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$(5)	$(92)	$216	$(54)	$65

Add or subtract the following:
Depreciation and amortization expense	248	222	339	—	809
Gain (loss) on acquisitions/dispositions, net	—	—	(84)	—	(84)
Other income (expense), net[1]	51	22	26	1	100
Income tax (expense) recovery	(17)	4	(91)	(13)	(117)
Equity accounted income (loss)	(5)	(11)	(15)	—	(31)
Interest income (expense), net	253	178	309	38	778
Equity accounted Adjusted EBITDA[2]	18	44	15	—	77
Amounts attributable to non-controlling interests[3]	(361)	(210)	(502)	—	(1,073)
Adjusted EBITDA	$182	$157	$213	$(28)	$524

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net includes $82 million related to provisions recorded at our construction operation, $49 million of net gains on debt modification and extinguishment, $41 million of business separation expenses, stand-up costs and restructuring charges, $21 million of net revaluation gains, $8 million of transaction costs and $39 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Six Months Ended June 30, 2024
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$235	$(157)	$314	$(124)	$268

Add or subtract the following:
Depreciation and amortization expense	502	434	681	—	1,617
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on acquisitions/dispositions, net	(15)	—	(84)	—	(99)
Other income (expense), net[1]	(89)	4	58	11	(16)
Income tax (expense) recovery	7	1	(118)	(22)	(132)
Equity accounted income (loss)	(6)	(15)	(33)	—	(54)
Interest income (expense), net	505	358	636	75	1,574
Equity accounted Adjusted EBITDA[2]	35	83	31	—	149
Amounts attributable to non-controlling interests[3]	(783)	(396)	(1,050)	—	(2,229)
Adjusted EBITDA	$387	$300	$441	$(60)	$1,068

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net includes $179 million of net revaluation gains, $82 million related to provisions recorded at our construction operation, $61 million of business separation expenses, stand-up costs and restructuring charges, $50 million of other income related to a distribution at our entertainment operation, $38 million of net gains on debt modification and extinguishment, $29 million of transaction costs and $79 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Three Months Ended June 30, 2023
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$254	$(136)	$(26)	$(51)	$41

Add back or deduct the following:
Depreciation and amortization expense	252	301	354	—	907
Impairment reversal (expense), net	6	1	—	—	7
Gain (loss) on acquisitions/dispositions, net	(87)	—	—	—	(87)
Other income (expense), net[1]	(214)	11	62	3	(138)
Income tax expense (recovery)	162	7	(103)	(15)	51
Equity accounted income (loss)	(10)	(11)	(7)	—	(28)
Interest income (expense), net	265	281	352	34	932
Equity accounted Adjusted EBITDA[2]	15	44	16	—	75
Amounts attributable to non-controlling interests[3]	(420)	(282)	(452)	—	(1,154)
Adjusted EBITDA	$223	$216	$196	$(29)	$606

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net includes $159 million of net gains on debt modification and extinguishment, $89 million of net revaluation gains, $66 million of business separation expenses, stand-up costs and restructuring charges, $27 million of transaction costs, $13 million of net gains on the sale of property, plant and equipment and $30 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Six Months Ended June 30, 2023
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$430	$(35)	$(57)	$(94)	$244

Add back or deduct the following:
Depreciation and amortization expense	505	604	698	—	1,807
Impairment reversal (expense), net	6	1	—	—	7
Gain (loss) on acquisitions/dispositions, net	(154)	(14)	—	—	(168)
Other income (expense), net[1]	(185)	(176)	90	4	(267)
Income tax expense (recovery)	201	14	(68)	(38)	109
Equity accounted income (loss), net	(12)	(20)	(21)	—	(53)
Interest income (expense), net	506	541	685	65	1,797
Equity accounted Adjusted EBITDA[2]	29	86	31	—	146
Amounts attributable to non-controlling interests[3]	(891)	(560)	(943)	—	(2,394)
Adjusted EBITDA	$435	$441	$415	$(63)	$1,228

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net includes $392 million of net gains on debt modification and extinguishment, $113 million of business separation expenses, stand-up costs and restructuring charges, $48 million of transaction costs, $87 million of net revaluation gains, $13 million of net gains on the sale of property, plant and equipment and $64 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reports Second Quarter 2024 Results

Brookfield, News, August 2, 2024 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended June 30, 2024.

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2024	2023	2024	2023

Net income (loss) attributable to Brookfield Business Partners	$124	$108	$(26)	$(32)

Net income attributable to Brookfield Business Partners for the three months ended June 30, 2024 was $124 million compared to $108 million during the same period in 2023. Current period results included the impact of costs incurred and one-time billing credits provided to customers related to the disruption of operations during a cybersecurity incident at our dealer software and technology services operation and reduced contribution from our construction operation given the impact of costs related to a project nearing completion. This was offset by a remeasurement gain on our exchangeable and class B shares that are classified as liabilities under IFRS. As at June 30, 2024, the exchangeable and class B shares were remeasured to reflect the closing price of $18.85 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on September 27, 2024 to shareholders of record as at the close of business on August 30, 2024.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	June 30, 2024		December 31, 2023

Assets
Cash and cash equivalents		$754		$772
Financial assets		324		224
Accounts and other receivable, net		3,335		3,569
Inventory, net		63		61
Other assets		774		737
Property, plant and equipment		2,671		2,743
Deferred income tax assets		263		221
Intangible assets		6,411		6,931
Equity accounted investments		208		222
Goodwill		5,700		5,702
Total Assets		$20,503		$21,182

Liabilities and Equity
Liabilities
Accounts payable and other		$5,030		$4,818
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		8,332		8,823
Exchangeable and class B shares		1,375		1,501
Deferred income tax liabilities		1,184		1,280

Equity
Brookfield Business Partners	$849		$880
Non-controlling interests	3,733		3,880
		4,582		4,760
Total Liabilities and Equity		$20,503		$21,182

Brookfield Business Corporation
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023[1]	2024	2023[1]
Continuing operations
Revenues	$1,929	$1,908	$3,794	$3,773
Direct operating costs	(1,860)	(1,669)	(3,512)	(3,285)
General and administrative expenses	(77)	(63)	(141)	(124)
Interest income (expense), net	(203)	(233)	(413)	(445)
Equity accounted income (loss)	2	2	3	—
Impairment reversal (expense), net	—	(7)	(2)	(7)
Gain (loss) on acquisitions/dispositions, net	—	87	—	87
Remeasurement of exchangeable and class B shares	237	101	126	(20)
Other income (expense), net	(59)	171	(70)	133
Income (loss) before income tax from continuing operations	(31)	297	(215)	112
Income tax (expense) recovery
Current	16	(112)	(28)	(122)
Deferred	55	10	109	23
Net income (loss) from continuing operations	$40	$195	$(134)	$13
Discontinued operations
Net income (loss) from discontinued operations	—	(37)	—	(40)
Net income (loss)	$40	$158	$(134)	$(27)
Attributable to:
Brookfield Business Partners	$124	$108	$(26)	$(32)
Non-controlling interests	(84)	50	(108)	5

Notes:

  Comparative prior period results have been adjusted to reflect our nuclear technology services operation as a discontinued operation presented as a single amount excluded from continuing operations. Our nuclear technology services operation was reported as part of continuing operations until the end of the third quarter of 2023. Following the sale in the fourth quarter of 2023, comparative prior period results reflect the classification as a discontinued operation.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2023 filed on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the second quarter ended June 30, 2024 furnished on Form 6-K.